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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.
               (Exact Name of Registrant as Specified in Charter)


           DELAWARE                      1-9767                 94-2579751
 (State or Other Jurisdiction         (Commission             (IRS Employer
       of Incorporation)              File Number)          Identification No.)


9162 ETON AVENUE, CHATSWORTH, CALIFORNIA                           91311
(Address of Principal Executive                                  (Zip Code)

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
If this form relates to the registration of a class    If this form relates to the registration of a class
of securities pursuant to Section 12(b) of the         of securities pursuant to Section 12(g) of the
Exchange Act and is effective pursuant to              Exchange Act and is effective pursuant to
General Instruction A.(c), please check the            General Instruction A.(d), please check the
following box. [X]                                     following box. [ ]



Securities to be registered pursuant to Section 12(d) of the Act:


   Title of Each Class                         Name of Each Exchange on Which
   to be so Registered                         Each Class is to be Registered
   -------------------                         ------------------------------

Series C Preferred Stock, $.01 per share        American Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:


                                      None
--------------------------------------------------------------------------------
                                (Title of Class)



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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On December 22, 1999, the Board of Directors of International Remote
Imaging Systems, Inc. ("IRIS") declared a dividend of one right (a "RIGHT") for each outstanding share of IRIS' Common Stock, par value $.01 per share (the
"COMMON SHARES"), to be distributed to stockholders of record at the close of business on February 7, 2000 (the "RECORD DATE"). Each Right entitles the holder thereof to purchase one one-thousandth (1/1000) (subject to adjustment) of a share of IRIS' Series C Preferred Stock, par value $.01 per share (the
"PREFERRED SHARES"), having the rights, preferences, privileges and restrictions set forth in the Certificate of Designation, Preferences and Rights of Series C
Preferred Stock (the "CERTIFICATE OF Designation"), and, under certain circumstances, other securities or property. The description and terms of the Rights are set forth in a Rights Agreement (the "RIGHTS AGREEMENT") dated as of January 21, 2000 by and between IRIS and Continental Stock Transfer & Trust
Company, as Rights Agent.


     The following is a brief description of the Rights and the rights, privileges and preferences of the Preferred Shares and is intended to provide a general description only and is qualified in its entirety by reference to the Rights Agreement and its exhibits, which are incorporated by reference herein as
Exhibit 99.

1. COMMON SHARE CERTIFICATES REPRESENTING RIGHTS

     Until the Distribution Date (as defined in Section 2 below), (a) the Rights shall not be exercisable, (b) the Rights shall be attached to and trade only together with the Common Shares and (c) the stock certificates representing
Common Shares shall also represent the Rights. Common Share certificates issued after the Record Date and prior to the Distribution Date shall contain a notation incorporating the Rights Agreement by reference.

2. DISTRIBUTION DATE

     Until the earlier of (i) the Shares Acquisition Date (as defined below) or
(ii) the close of business on the tenth (10th) day (or such later date as may be determined by action of IRIS' Board of Directors) after the date of the commencement by any Person (as defined below) (other than an Exempt Person (as defined below)) of, or after the date of the first public announcement of the intention of any Person (other than an Exempt Person) to commence (which intention to commence remains in effect for five (5) business days after such announcement), a tender or exchange offer the consummation of which would result in any Person becoming an Acquiring Person (as defined below) (including, in the case of both (i) and (ii), any such date which is after the date of the Rights
Agreement and prior to the issuance of the Rights) (the "DISTRIBUTION DATE"),
(x) the Rights will be evidenced (subject to the provisions of the Rights
Agreement) by the Common Share certificates registered in the names of the holders thereof (which certificates shall also be deemed to be Right
Certificates) and not by separate Right Certificates, and (y) the right to receive Right Certificates will be transferable only in connection with the transfer of the underlying Common Shares (including a transfer to IRIS);
provided, however, that if a tender or exchange offer is terminated prior to the occurrence of a Distribution Date, then no Distribution Date shall occur as a result of such tender or exchange offer.


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     Upon the close of business on the Distribution Date, the Rights shall separate from the Common Shares, Right certificates shall be issued, and the
Rights shall become exercisable to purchase Preferred Shares as described in
Section 5 below.

     "SHARE ACQUISITION DATE" means the first date of public announcement by IRIS or an Acquiring Person that an Acquiring Person has become such or that facts exist as a result of which there exists an Acquiring Person; provided, that, if such Person is determined not to have become an Acquiring Person pursuant to subclause (B)(ii) of Section 1.1 of the Rights Agreement, then no Shares Acquisition Date shall be deemed to have occurred. An "ACQUIRING PERSON" means any Person who or which, together with it affiliates, without the prior approval of IRIS' Board of Directors, beneficially owns 20% or more of the then outstanding Common Shares, subject to certain exceptions, or beneficially owns at any time after the date of the Rights Agreement, whether or not such person continues to beneficially own 20% or more of the then outstanding Common Shares.
"PERSON" means any individual, firm, partnership, corporation, limited liability company, limited liability partnership, trust, association, joint venture or other entity, and includes any successor (by merger or otherwise) of such entity. "EXEMPT Person" means IRIS, any subsidiary of IRIS, any employee benefit plan of IRIS or of any subsidiary of IRIS or any Person or entity organized, appointed or established by IRIS or any subsidiary of IRIS for or pursuant to the terms of any such plan.

3. ISSUANCE OF RIGHT CERTIFICATES

     As soon as practicable after the Distribution Date, IRIS will prepare and execute, the Rights Agent will countersign, and IRIS will send or cause to be sent by first-class, postage-prepaid mail, to each record holder of Common
Shares, a Right Certificate evidencing one Right for each Common Share so held.

4. EXPIRATION OF RIGHTS

     The Rights shall expire on the tenth anniversary of the date of the Rights
Agreement, unless earlier redeemed or exchanged.

5. EXERCISE OF RIGHTS

     Unless the Rights have expired or been redeemed or exchanged, they may be exercised, at the option of the holders, pursuant to paragraphs (a), (b) or (c) below. No Right may be exercised more than once or pursuant to more than one of the following paragraphs. From and after the first Triggering Event (as defined in the Rights Agreement), any Right that, at any time on or after the Distribution Date, was or is beneficially owned by an Acquiring Person shall be null and void, whether held or beneficially owned by the Acquiring Person or subsequently, by any other Person.

     (a) Right to Purchase Preferred Shares. From and after the close of business on the Distribution Date, each Right (other than a Right that has become void and those beneficially owned by a 20% stockholder, which will also be void) shall be exercisable to purchase one one-thousandth of a Preferred
Share, at an initial exercise price of $9.00 (Nine Dollars) (the "PURCHASE
PRICE"). Prior to the Distribution Date, IRIS may substitute for all or any portion of the Preferred Shares that would otherwise be issuable upon exercise of the Rights, cash,



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securities or other property having the same aggregate "current per share market price" (as defined in the Rights Agreement) as such Preferred Shares.

     (b) Right to Purchase Common Shares of IRIS. From and after the close of business following the occurrence of a Section 11.1.2 Event (as defined in the Rights Agreement), each Right (other than a Right that has become void and those beneficially owned by a 20% stockholder, which will also be void) shall be exercisable to purchase, at the Purchase Price (initially $9.00, subject to adjustment), Common Shares with a market value equal to two times such Purchase
Price. In the sole discretion of the Board of Directors of IRIS, IRIS may substitute for all or any portion of the Common Shares that would otherwise be issuable upon the exercise of the Rights, cash, assets or other securities of IRIS having the same aggregate current per share market price as such Common
Shares.

     (c) Right to Purchase Common Stock of a Successor Corporation. If, on or after the occurrence of a Section 13 Event, each Right (other than a Right that has become void and those beneficially owned by a 20% stockholder, which will also be void) shall thereafter be exercisable to purchase, at the Purchase Price
(initially $9.00, subject to adjustment), shares of common stock of the surviving Person or purchaser, with an aggregate current per share market price equal to two times such Purchase Price.

6. SUMMARY OF TERMS OF PREFERRED SHARES

     (a) Quarterly Dividends. IRIS has authorized 1,000,000 Preferred Shares for issuance upon exercise of the Rights. The Preferred Shares are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to any other series of IRIS' preferred stock whether issued before or after the issuance of the Preferred
Shares. Subject to the prior and superior rights of the holders of any shares of any series of preferred stock ranking prior and superior to the Preferred Shares with respect to dividends, the holders of Preferred Shares shall be entitled to receive, when, as and if declared by IRIS' Board of Directors out of assets legally available for the purpose, quarterly dividends payable in cash on the first business day of March, June, September and December in each year (each such date being referred to herein as a "QUARTERLY DIVIDEND PAYMENT DATE"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a Preferred Share, or fraction thereof, in an amount per Preferred Share
(rounded to the nearest cent) equal to the greater of (a) $1.00 or (b) subject to adjustment in accordance with the terms of the Certificate of Designation, 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in Common Shares or a subdivision of the outstanding Common Shares (by reclassification or otherwise), declared on the Common Shares since the immediately preceding Quarterly Dividend
Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any Preferred Shares or fraction thereof.

     (b) Liquidation Preference. In the event of liquidation, the holders of Preferred Shares shall be entitled to receive a liquidation payment in an amount equal to the greater of 1,000 times $9.00 or 1,000 times the payment made per Common Share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of




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such payment (the "LIQUIDATION PREFERENCE"). Following the payment of the full amount of the Liquidation Preference, no additional distributions shall be made to the holders of Preferred Shares unless, prior thereto, the holders of Common
Shares shall have received an amount per share (the "COMMON ADJUSTMENT") equal to the quotient obtained by dividing (i) the Liquidation Preference by (ii)
1,000 (as appropriately adjusted in accordance with the terms of the Rights
Agreement to reflect such events as stock splits, stock dividends and recapitalizations with respect to the Common Shares) (such number in clause
(ii), the "ADJUSTMENT NUMBER"). Following the payment of the full amount of the Liquidation Preference and the Common Adjustment in respect of all outstanding
Preferred Shares and Common Shares, respectively, holders of Preferred Shares and holders of Common Shares shall receive their ratable and proportionate share of remaining assets to be distributed in the ratio of the Adjustment Number to one (1) with respect to such Preferred Stock and Common Stock, on a per share basis, respectively.

     In the event of any merger, consolidation or other transaction in which Common Shares are exchanged for or changed into other stock or securities, cash and/or any other property, then the Preferred Shares shall be entitled to receive 1,000 (subject to adjustment) times the amount received per Common
Share.

     (c) Voting. Subject to adjustment, each Preferred Share has 1,000 votes per share, voting together with the Common Shares. If there is a default on any dividends owed to the holders of the Preferred Shares on the date used to determine stockholders of record for any meeting of stockholders for the election of directors, then the holders of Preferred Shares shall have the right, voting as a class, to elect two directors (in addition to the directors elected by holders of Common Shares) (each a "PREFERRED DIRECTOR"). A Preferred
Director shall continue to serve as such for a term of one year, except that upon any termination of the right of all holders of Preferred Shares to vote as a class for Preferred Directors, the term of office of Preferred Directors then serving shall terminate.

     The rights of the Preferred Shares as to dividends, voting and liquidation preferences are protected by antidilution provisions. It is anticipated that the value of one one-thousandth (1/1000) of a Preferred Share should approximate the value of one Common Share.

7. ADJUSTMENTS TO PREVENT DILUTION

     The Exercise Price, the number of outstanding Rights, the number of votes per Preferred Share and the number of Preferred Shares or Common Shares issuable upon exercise of the Rights are subject to adjustment from time to time as set forth in the Rights Agreement in order to prevent dilution. With certain exceptions, no adjustment in the Exercise Price shall be required until cumulative adjustments require an adjustment of at least 1.0%.

8. CASH PAID INSTEAD OF ISSUING FRACTIONAL SECURITIES

     No fractional securities shall be issued upon exercise of a Right (other than fractions of Preferred Shares that are integral multiples of one one-thousandth (1/1000) of a Preferred Share and that may, at the election of IRIS, be evidenced by depositary receipts) and in lieu thereof, an



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adjustment in cash shall be made based on the market price of such securities on the last trading date prior to the date of exercise.

9. REDEMPTION

     Until the earliest of (i) the date of the first Section 11.1.2 Event, (ii) the date of the first Section 13 Event or (iii) the Final Expiration Date (as defined in the Rights Agreement), the Board of Directors of IRIS may, at its option, authorize and direct the redemption of all, but not less than all, of the then outstanding Rights at a redemption price of $.001 per Right, as such redemption price shall be appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after February 7, 2000 (the
"REDEMPTION PRICE"), and IRIS shall so redeem the Rights. Immediately upon such action by the Board of Directors (the date of such action is the "REDEMPTION
DATE"), the sole right of the holders of Rights thereafter shall be to receive the Redemption Price.

10.  EXCHANGE

     IRIS' Board of Directors may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights (other than a Right that has become void and those beneficially owned by a 20% stockholder, which will also be void) for Common
Shares at an exchange ratio determined by dividing the then-applicable Purchase
Price by the current per share market price (the "EXCHANGE RATIO"). IRIS' Board of Directors shall not be empowered to effect such exchange at any time after any Person (other than an Exempt Person), together with all affiliates and associates of such Person, becomes the beneficial owner of 50% or more of the Common Shares then outstanding.

11. NO STOCKHOLDER RIGHTS PRIOR TO EXERCISE

     Until a Right is exercised, the holder thereof, as such, shall have no rights as a stockholder of IRIS (other than rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

12. SUPPLEMENTS AND AMENDMENTS TO RIGHTS AGREEMENT

     IRIS may from time to time supplement or amend any provision of the Rights
Agreement without the approval of any holders of Rights in order to cure any ambiguity, to correct or supplement any provision therein, or to make any other provision with respect to the Rights which IRIS may deem necessary or desirable, any such supplement or amendment to be evidenced by a writing signed by IRIS and the Rights Agent; provided, however, that from and after any Shares Acquisition
Date the Rights Agreement shall not be amended in any manner which will adversely affect the interests of the holders of Rights.

13. ANTI-TAKEOVER EFFECTS

     The Rights are designed to protect and maximize the value of stockholders' interests in IRIS in the event of an unsolicited takeover attempt in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Board of Directors and stockholders of any real opportunity to determine the destiny of IRIS or to



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obtain the highest value reasonably obtainable for the capital stock of IRIS.
The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation in the open market of a 20% or greater position, followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics can unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

     The Rights may be redeemed by IRIS as described in Section 8, and accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors. Issuance of the Rights does not weaken IRIS or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share and should not be taxable to IRIS or to its stockholders. IRIS' Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

     However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of IRIS deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a Person or group that attempts to acquire IRIS on terms or in a manner not approved by IRIS' Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

ITEM 2.  EXHIBITS.

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NO.             DOCUMENT
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

99*             Rights Agreement, dated as of January 21, 2000, between IRIS and
                Continental Stock Transfer and Trust Company, as Rights Agent, with related exhibits.


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* Incorporated by reference from Exhibit 99.1 to the Registrant's Current Report on Form 8-K, filed January 26, 2000.





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                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

                                INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.



Dated:  January 26, 2000         By: /s/ MARTIN S. McDERMUT
                                    ---------------------------------------
                                    Martin S. McDermut
                                    Vice President, Finance and Administration,
                                    Chief Financial Officer and Secretary



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                                  EXHIBIT INDEX
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NO.                    DOCUMENT
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

99*                    Rights Agreement, dated as of January 21, 2000, between IRIS and Continental
                       Stock Transfer and Trust Company, as Rights Agent, with related exhibits.


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* Incorporated by reference from Exhibit 99.1 to the Registrant's Current Report on Form 8-K, filed January 26, 2000.